UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 16)*

LANDRY’S RESTAURANTS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

51508L 10 3

(CUSIP Number)

Tilman J. Fertitta

1510 West Loop South

Houston, Texas 77027

(713) 386-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Steven L. Scheinthal, Esq.

Landry’s Restaurants, Inc.

1510 West Loop South

Houston, TX 77027

(713) 386-7000

November 12, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Tilman J. Fertitta
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8,839,474 (1) (2)
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 8,839,474 (1) (2)
10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,839,474 (1) (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9% (See Item 5)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes 900,000 shares subject to options that have not been exercised by Tilman J. Fertitta but which are immediately exercisable or will become exercisable within 60 days of the date hereof.
(2)

Includes 500,000 shares of restricted Common Stock which vest 10 years from the effective date of grant and an additional 275,000 shares of restricted Common Stock which vest 7 years from the effective date of grant.

1.	NAMES OF REPORTING PERSONS Fertitta Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8,839,474 (1) (2)
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 8,839,474 (1) (2)
10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,839,474 (1) (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9% (See Item 5)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Includes 900,000 shares subject to options that have not been exercised by Tilman J. Fertitta but which are immediately exercisable or will become exercisable within 60 days of the date hereof.
(2)

Includes 500,000 shares of restricted Common Stock which vest 10 years from the effective date of grant and an additional 275,000 shares of restricted Common Stock which vest 7 years from the effective date of grant.

AMENDMENT NO. 16 TO SCHEDULE 13D

The following constitutes Amendment No. 16 (“Amendment No. 16”) to the Schedule 13D filed by the undersigned. This Amendment No. 16 amends the Schedule 13D as specifically set forth:

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended to add the following:

The aggregate purchase price of the 484,129 shares of Common Stock acquired by Fertitta since the filing of Amendment No. 15 to the Schedule 13D is approximately $5,336,627.70, excluding brokerage commissions. Such shares were acquired with Fertitta’s personal funds.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a) is hereby amended and restated to read as follows:

(a)	AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY OWNED:

Fertitta is the direct beneficial owner of 8,839,474 shares of Common Stock, including (i) options to acquire 900,000 shares of Common Stock which are immediately exercisable or will become exercisable within 60 days of the date hereof and (ii) 775,000 shares of restricted Common Stock, 500,000 shares of which vest 10 years from the effective date of grant and 275,000 shares of which vest 7 years from the effective date of grant, representing in the aggregate approximately 51.9% of the shares of Common Stock outstanding based on 16,142,834 shares of Common Stock outstanding as of November 10, 2008, as reported in Landry’s third quarter Form 10-Q filed with the Securities and Exchange Commission.

Parent may also be deemed to beneficially own 8,839,474 shares of Common Stock, including (i) options to acquire 900,000 shares of Common Stock which are immediately exercisable or will become exercisable within 60 days of the date hereof and (ii) 775,000 shares of restricted Common Stock, 500,000 shares of which vest 10 years from the effective date of grant and 275,000 shares of which vest 7 years from the effective date of grant, beneficially owned by Fertitta, as Fertitta has agreed to contribute such shares of Common Stock to Parent pursuant to the Equity Commitment Letter, as amended.

Item 5(b) is hereby amended to add the following:

(b)	NUMBER OF SHARES AS TO WHICH REPORTING PERSON HAS SOLE OR SHARED POWER TO VOTE OR DISPOSE:

Pursuant to the First Amendment to Agreement and Plan of Merger dated October 18, 2008, Fertitta may not vote the 484,129 shares of Common Stock acquired by Fertitta since the filing of Amendment No. 15 to the Schedule 13D in favor of adoption of the Merger Agreement at the Special Meeting when held.

Item 5(c) is hereby amended to add the following:

(c)	TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS:

Schedule A annexed hereto lists all transactions in securities of Landry’s by the Reporting Persons since the filing of Amendment No. 15 to the Schedule 13D. All such transactions were effected in the open market.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 13, 2008
(Date)

/s/ Tilman J. Fertitta
Tilman J. Fertitta

FERTITTA HOLDINGS, INC.

By:	/s/ Tilman J. Fertitta
Name:	Tilman J. Fertitta
Title:	Chief Executive Officer and President

SCHEDULE A

Transactions in the Securities of Landry’s Since the Filing of Amendment No. 15 to the Schedule 13D

TILMAN J. FERTITTA

Class of Security	Securities Purchased	Price Per Share ($)	Date of Purchase
Common Stock	103,759	11.3246	10/28/08
Common Stock	64,100	11.3123	11/10/08
Common Stock	168,100	10.9564	11/11/08
Common Stock	148,170	10.7627	11/12/08

FERTITTA HOLDINGS, INC.

None